VIA EDGAR

February 13, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Kevin Stertzel
Anne McConnell

Re: LA-Z-BOY INCORPORATED
Form 10-K
Filed June 20, 2023
Form 8-K
Filed June 20, 2023, August 22, 2023 and November 29, 2023
File No. 001-09656

Dear Mr. Stertzel and Ms. McConnell:

We are writing to respond to the comments raised in the letter to La-Z-Boy Incorporated (the “Company”), dated January 30, 2024, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2023 (the “Annual Report”) and each of the Company’s Current Reports on Forms 8-K filed on June 20, 2023, August 22, 2023 and November 29, 2023 (collectively, the “Current Reports”).

In order to facilitate the Staff’s review of the Company’s responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.

Forms 8-K filed June 20, 2023, August 22, 2023 and November 29, 2023

Exhibit 99.1, page 1

1.We note you present Non-GAAP financial measures related to your Retail and Wholesale reportable segments that you identify as Non-GAAP Adjusted Operating Margin and Non-GAAP Adjusted Operating Income but you do not present the most directly comparable GAAP measures, GAAP segment operating margin and GAAP segment operating income, with equal or greater prominence. For each Non-GAAP financial measure you present, please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, in any future applicable disclosures, the Company will present GAAP segment operating margin and GAAP segment operating income with equal or greater prominence than the Non-GAAP financial measures related to its Retail and Wholesale reportable segments of Non-GAAP Adjusted Operating Margin and Non-GAAP Adjusted Operating Income, respectively. Specifically, the Company intends to revise the “Key Results” table that it has included in recent earnings releases to include separate entries for the Retail Segment and the Wholesale Segment. In those separate entries, the Company will include each of the Non-GAAP measures that it will include in the later narrative discussion of segment performance, as well as the most directly comparable GAAP measure. An illustrative example of the revised “Key Results” table is included below for the Staff’s reference. This table would precede the narrative discussion of segment results. The narrative would be presented in a manner that is similar to the narrative as it has been presented in recent earnings releases. That narrative from the Company’s most-recent earnings release is also included below to give the Staff a complete picture of how the Company intends to present segment results in future earnings releases. The reconciliation of the Non-GAAP measures to the most directly comparable GAAP measures will continue to be included in a table later in the earnings release.

[Please see the following page]

Key Results:

(Unaudited, amounts in thousands, except per share data)	Quarter Ended
	10/28/2023	10/29/2022	Change
Sales	$511,435	$611,332	(16)%

GAAP operating income	33,612	61,883	(46)%
Non-GAAP operating income	40,510	61,146	(34)%

GAAP operating margin	6.6%	10.1%	(350) bps
Non-GAAP operating margin	7.9%	10.0%	(210) bps

GAAP net income attributable to La-Z-Boy Incorporated	27,199	46,077	(41)%
Non-GAAP net income attributable to La-Z-Boy Incorporated	32,269	45,357	(29)%

Diluted weighted average common shares	43,401	43,182

GAAP diluted earnings per share	$0.63	$1.07	(41)%
Non-GAAP diluted earnings per share	$0.74	$1.05	(30)%

Retail Segment
GAAP operating income	27,935	41,500	(33)%
Non-GAAP operating income	27,935	41,632	(33)%

GAAP operating margin	13.0%	16.5%	(350) bps
Non-GAAP operating margin	13.0%	16.5%	(350) bps

Wholesale Segment
GAAP operating income	21,450	38,476	(44)%
Non-GAAP operating income	28,149	38,207	(26)%

GAAP operating margin	5.9%	8.6%	(270) bps
Non-GAAP operating margin	7.7%	8.6%	(90) bps

. . .

I. Retail Segment:
•Sales:
–Written sales for the Retail segment (company-owned La-Z-Boy Furniture Galleries® stores) increased 3% driven primarily by acquired stores
▪Written same-store sales for the Retail segment were essentially flat
–Delivered sales for the Retail segment decreased 15% to $214 million versus last year's sales, which included delivery of pandemic related backlog, but increased 44% versus the most recent pre-pandemic second quarter in fiscal year 2020

•Operating Margin:
–Non-GAAP(2) operating margin and operating income was 13.0% and $28 million, respectively, down 350 basis points and 33%, respectively, primarily driven by fixed cost deleverage
II. Wholesale Segment:
•Sales:
–Decreased 18% to $365 million driven primarily by a decline in delivered volume versus the year ago period, which benefited from pandemic backlog production and deliveries
•Operating Margin:
–Non-GAAP(2) operating margin decreased to 7.7%, down 90 basis points; gross margin improvement from lower raw material cost and duty expense was more than offset by fixed cost deleverage and increased marketing investments to support the launch of our "Long Live the Lazy" brand campaign

2.We note you present certain Non-GAAP adjustments, such as Business Realignment, Mexico Optimization, and Supply Chain Optimization, but you do not adequately explain the specific nature of the costs included in each Non-GAAP adjustment, such as asset impairments, gains and losses on asset sales, accelerated depreciation and severance as disclosed in your periodic exchange act filings. For each Non-GAAP adjustment you present, please revise future filings to describe the specific nature of the costs included in each adjustment as required by Item 10(e)(1)(i)(B) of Regulation S-K and Question 100.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings with the Commission, for each Non-GAAP adjustment it presents, it will describe the specific nature of the costs included in each adjustment. An illustrative example of the revised presentation is attached hereto as Appendix A for the Staff’s reference.

If you have any questions or if you require additional information, please do not hesitate to contact me at (734) 384-6235.

Sincerely,

/s/ Robert Lucian
Robert Lucian
Senior Vice President and Chief Financial Officer

cc: Raphael Richmond, Vice President, General Counsel and Chief Compliance Officer

APPENDIX A

LA-Z-BOY INCORPORATED
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

	Quarter Ended		Six Months Ended
(Amounts in thousands, except per share data)	10/28/2023	10/29/2022	10/28/2023	10/29/2022
GAAP gross profit	$222,605	$249,484	$428,333	$480,514
Purchase accounting charges (1)	—	132	—	132
Business realignment charges/(gain) (2)	—	(319)	—	609
Supply chain optimization charges (3)	3,615	—	3,762	—
Non-GAAP gross profit	$226,220	$249,297	$432,095	$481,255

GAAP SG&A	$188,993	$187,601	$360,195	$365,988
Purchase accounting (charges)/gain (4)	(253)	550	(508)	298
Supply chain optimization charges (5)	(3,030)	—	(1,855)	—
Non-GAAP SG&A	$185,710	$188,151	$357,832	$366,286

GAAP operating income	$33,612	$61,883	$68,138	$114,526
Purchase accounting charges/(gain)	253	(418)	508	(166)
Business realignment charges/(gain)	—	(319)	—	609
Supply chain optimization charges	6,645	—	5,617	—
Non-GAAP operating income	$40,510	$61,146	$74,263	$114,969

GAAP income before income taxes	$37,657	$63,085	$75,673	$116,088
Purchase accounting charges/(gain) recorded as part of gross profit, SG&A, and interest expense	253	(372)	556	(27)
Business realignment charges/(gain)	—	(319)	—	609
Supply chain optimization charges	6,645	—	5,617	—
Non-GAAP income before income taxes	$44,555	$62,394	$81,846	$116,670

GAAP net income attributable to La-Z-Boy Incorporated	$27,199	$46,077	$54,678	$84,565
Purchase accounting charges/(gain) recorded as part of gross profit, SG&A, and interest expense	253	(372)	556	(27)
Tax effect of purchase accounting	(67)	(112)	(147)	(203)
Business realignment charges/(gain)	—	(319)	—	609
Tax effect of business realignment	—	84	—	(160)
Supply chain optimization charges	6,645	—	5,617	—
Tax effect of supply chain optimization	(1,761)	—	(1,489)	—
Non-GAAP net income attributable to La-Z-Boy Incorporated	$32,269	$45,357	$59,215	$84,784

GAAP net income attributable to La-Z-Boy Incorporated per diluted share	$0.63	$1.07	$1.26	$1.96
Purchase accounting charges/(gain), net of tax, per share	—	(0.01)	0.01	(0.01)
Business realignment charges/(gain), net of tax, per share	—	(0.01)	—	0.01
Supply chain optimization charges, net of tax, per share	0.11	—	0.09	—
Non-GAAP net income attributable to La-Z-Boy Incorporated per diluted share	$0.74	$1.05	$1.36	$1.96
(1)Includes incremental expense upon the sale of inventory acquired at fair value.
(2)Includes severance charges and subsequent true-up related to the closure of our Newton, Mississippi manufacturing facility.
(3)Includes severance charges as part of our global supply chain optimization initiatives in Mexico which included shifting upholstery production from our Ramos, Mexico operations to other upholstery plants and relocating our cut and sew operations back to Ramos, Mexico, resulting in the permanent closure of our leased cut and sew facility in Parras, Mexico.
(4)Includes amortization of intangible assets. Fiscal 2023 includes adjustments to the fair value of contingent consideration liability.
(5)Includes accelerated depreciation of fixed assets related to our global supply chain optimization initiatives in Mexico. The first six months of fiscal 2024 also includes a gain related to the settlement of the Torreón, Mexico lease obligation on previously impaired assets.